Form 10KSB, Exhibit 13
period 2003-06-30
SOBIESKI BANCORP INC
filed 2003-09-29
CIK 934860

Exhibit 13

SOBIESKI BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

MESSAGE TO OUR STOCKHOLDERS	1

CORPORATE PROFILE	3

SELECTED FINANCIAL INFORMATION	4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	6

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS	21

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION	22

CONSOLIDATED STATEMENTS OF OPERATIONS	23

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	24

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY	25

CONSOLIDATED STATEMENTS OF CASH FLOWS	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	28

STOCKHOLDER INFORMATION	57

CORPORATE INFORMATION	58

i

Next Page

MESSAGE TO OUR STOCKHOLDERS

On behalf of the directors, officers and staff of Sobieski Bancorp, Inc., and its subsidiary, Sobieski Bank, it is my honor to report to you the progress our company has made through the past fiscal year, ending June 30, 2003.

The one hundred and tenth year of our existence has been one of significant change and consistent progress. As you know, the Company incurred a very significant loss in fiscal 2002. Since the discovery of the series of fraudulent loans and loans made without properly following the Bank's lending policies and procedures, the Company's Board of Directors, management and staff have diligently worked, with assistance from outside consultants, to strengthen internal controls and procedures. In addition, thousands of management hours have been spent in providing support to federal regulatory and law enforcement authorities in their examinations and investigations and to the Bank's legal counsel working to maximize the Bank's recoveries from loan collateral and bond insurance claims. The former Bank employee who made the fraudulent and unauthorized loans has pled guilty to federal bank and mail fraud charges. As of this writing, many other non-employee participants have been criminally indicted for their involvement in the fraudulent acts committed against the Bank.

The Bank continues to comply with the terms of a Supervisory Agreement entered into with the Office of Thrift Supervision in May 2003. The agreement imposes certain operational restrictions on the Bank, described in the accompanying annual report, and calls for the Board to oversee the implementation of various policies and procedures and other measures that are intended to accomplish, among other things, the following objectives:

•	Improve internal controls	•	Initiate an internal asset review program
•	Reduce criticized and other non-earning assets	•	Review interest rate risk policy and procedures

Unfortunately, we have reported our second consecutive fiscal year with a loss. In spite of the earnings pressure that the increased costs of litigation, insurance, accountants' fees and other costs of collection have had, the Bank continued to serve its growing customer base. The low mortgage interest rate environment we have experienced this past year has encouraged a flurry of mortgage refinancing and home purchase activity. The Sobieski staff originated and processed a record of $32.8 million in mortgages in fiscal 2003, a 60% increase over the 2002 volume. The resulting gain on sale of mortgages of $677,000 reflects an increase of 179% over the gain on sale of mortgage loans in fiscal 2002. In addition, training and systems have been put in place to expand consumer and mortgage lending this year. The 2004 business plan calls for further expansion of the Bank's retail product line, including on-line, personal internet banking.

Although the past year has been filled with challenges, my experience with Sobieski Bank these past nine months has confirmed that the Sobieski staff is very focused on satisfying customer service and very skillful. We have persevered during this period of challenges and are well prepared to serve our customers and community even better in the coming year. We remain committed to stronger core earnings capacity and to the pursuit of all available avenues for collection on the unauthorized loans through recovery and disposition of collateral. We expect our enhanced retail product line and new, full-service office on Western Avenue in South Bend to provide great opportunities to serve our existing and new customers in more diverse ways.

1.

Next Page

We are building an even stronger Company, based upon strong banking fundamentals of quality control, credit quality, and excellent customer service. On behalf of our employees and the Board of Directors, I reiterate our commitment to increase your shareholder value and thank you for your continued investment in our company.

Sincerely, Steven C. Watts President and CEO

2.

Next Page

CORPORATE PROFILE

Business Conducted by Sobieski Bancorp, Inc.

Sobieski Bancorp, Inc. (the "Company" or "Bancorp") is a Delaware corporation that was organized in December 1994. Bancorp, as a unitary savings and loan holding company, generally is not restricted in the types of business activities in which it may engage, provided that its wholly-owned subsidiary, Sobieski Bank ("Sobieski Bank" or the "Bank"), retains a specified amount of its assets in housing-related investments. The holding company structure facilitates diversification into non-banking activities. There are no present plans, however, regarding such activities.

The Company's activities to date have primarily been limited to its investment in Sobieski Bank, the purchase of loans from Sobieski Bank, and a loan to the Company's Employee Stock Ownership Plan (the "ESOP") which enabled the ESOP to purchase shares of stock of the Company in its initial public offering. The loans and transactions bear interest rates and have terms and conditions which prevailed in the market at the time of such transactions.

Business Conducted by Sobieski Bank

Sobieski Bank is a federally chartered stock savings and loan association located in South Bend, Indiana, conducting business through three full service offices in South Bend. The Bank was formed in 1893. Its deposits are insured up to the maximum allowable limit by the Federal Deposit Insurance Corporation (the "FDIC") under the Savings Association Insurance Fund (the "SAIF").

Sobieski Bank is a community-oriented financial institution offering selected financial products and services to meet the needs of the communities it serves. The Bank attracts deposits from the general public and uses such deposits, together with other funds, to originate primarily one-to-four family, fixed-rate and adjustable-rate residential mortgage loans for retention in its portfolio or for sale to the secondary market. In addition, the Bank originates construction loans, consumer loans and real estate-backed and other secured small business commercial loans; however, the Bank currently operates under a supervisory agreement with the Office of Thrift Supervision (the "OTS"), its primary federal regulator, under which the Bank may not, among other things, grant any new commercial loans without the prior written non-objection of the OTS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Supervisory Agreement and Other Regulatory Matters" and Note 10 to the Notes to Consolidated Financial Statements included in this Annual Report. During both fiscal 2003 and 2002, the Bank held participation interests in commercial loans funded primarily by advances from the Federal Home Loan Bank ("FHLB") of Indianapolis.

3.

Next Page

SELECTED FINANCIAL INFORMATION

The following consolidated financial data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein. Such consolidated financial data should be read in conjunction with the audited consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

	At June 30,
	2003	2002	2001	2000	1999
	(In thousands)
Selected Financial Condition Data:
Total assets	$121,446	$138,754	$128,417	$110,833	$103,698
Loans, net	70,831	96,400	88,501	93,281	87,900
Securities available for sale	20,520	19,232	23,536	5,621	3,021
Securities held to maturity	4,600	6,961	4,847	4,757	7,684
Deposits	74,562	91,573	78,995	73,928	64,231
Federal Home Loan Bank advances	35,550	36,000	34,000	21,500	25,250
Stockholders' equity	9,113	9,633	13,067	12,816	12,572

	Year Ended June 30,
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Selected Operations Data:

Total interest income	$7,306	$8,789	$8,492	$8,084	$7,258
Total interest expense	4,767	5,402	5,398	4,765	4,244

Net interest income	2,539	3,387	3,094	3,319	3,014
Provision for loan losses	1,183	7,071	50	120	70

Net interest income (loss) after
provision for loan losses	1,356	(3,684)	3,044	3,199	2,944

Total non-interest income	1,824	874	443	218	208

Total non-interest expense	3,848	2,902	2,476	2,301	2,141

Income (loss) before income taxes	(668)	(5,712)	1,011	1,116	1,011
Income taxes	(275)	(2,298)	404	449	414

Net income (loss)	$(393)	$(3,414)	$ 607	$ 667	$ 597

Earnings (loss) per common share:
Basic	$(0.61)	$(5.33)	$ .94	$ 1.00	$ .86

Diluted	$(0.61)	$(5.33)	$ .94	$ 1.00	$ .85

4.

Next Page
SELECTED FINANCIAL INFORMATION
	Year Ended June 30,
	2003	2002	2001	2000	1999

Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net
income (loss) to average total assets)	(.29)%	(2.53)%	.52%	.60%	.58%

Return on equity (ratio of net
income (loss) to average equity)	(4.04)	(25.73)	4.70	5.25	4.70

Net interest rate spread	2.00	2.36	2.35	2.67	2.62

Net interest margin (1)	2.04	2.65	2.78	3.09	3.08

Ratio of operating expense to
average total assets	2.84	2.15	2.11	2.06	2.10

Ratio of average interest-earning
assets to average interest-bearing
liabilities	101.24	106.93	108.93	109.56	110.72

Quality Ratios:
Non-performing loans to net
loans at end of period	6.58	7.42	1.38	.29	.21

Allowance for loan losses to
non-performing loans at
end of period	40.66	34.76	27.86	147.54	170.33

Allowance for loan losses to
loans receivable, net,
at end of period	2.68	2.58	.38	.42	.35

Capital Ratios:
Equity to total assets at end of period	7.50	6.94	10.18	11.56	12.12

Average equity to average assets	7.16	9.83	11.02	11.37	12.44

Other Data:
Number of full-service offices	3	3	3	3	3

(1) Net interest income divided by average interest-earning assets.

5.

Next Page

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Forward-Looking Statements

When used in this Annual Report, in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will likely result," "expects," "are expected to, " "will continue," "is anticipated," "estimate," "project," "plans" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to the Company's future financial performance, strategic plans or objectives or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and charge-offs; (2) changes in management's estimate of the adequacy of the allowance for loan losses and requirements by the OTS that additional provisions for loan losses be made, including possible additional provisions for loan losses necessitated by the unauthorized and fraudulent loans made by a former employee of the Bank as discussed in this Annual Report under "Results of Operations - 2003 Compared with 2002 - Provision for Loan Losses"; (3) the restrictions imposed on the Bank's business activities by the Supervisory Agreement with the OTS, including the restrictions on the Bank's commercial lending activities and asset growth, as discussed in this Annual Report under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Supervisory Agreement and Other Regulatory Matters" and "Note 10 - Regulatory Matters" in the notes to the audited consolidated financial statements; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and the Company's net interest margin; (6) the impact of repricing and competitors' pricing initiatives on loan and deposit products; (7) the Company's ability to adapt successfully to technological changes to meet customers' needs and developments in the marketplace; (8) the Company's ability to access cost-effective funding; (9) changes in financial markets and general economic conditions; (10) new legislation or regulatory changes; and (11) changes in accounting principles, policies or guidelines.

The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

(Continued)

6.

Next Page

General

The principal business of the Company consists of attracting deposits from the general public and investing those funds primarily in the origination of one-to-four family residential mortgage loans. In addition, the Bank originates construction loans, consumer loans and real estate-backed and other secured small business commercial loans; however, as discussed below, the Bank currently operates under a supervisory agreement with the OTS under which the Bank may not, among other things, grant any new commercial loans without the prior written non-objection of the OTS. The Company also invests in mortgage-backed securities, which are insured or guaranteed by federal agencies, investment securities, consisting primarily of obligations of the U.S. Government, municipal securities or U.S. agency obligations, corporate securities, financial institution certificates of deposit insured by the FDIC, and other liquid assets. The Company's profitability depends primarily on its net interest income, which is the difference between interest income earned on its loans, investments and mortgage-backed securities and the interest expense incurred on its deposits, federal funds purchased and FHLB borrowings. Net interest income is affected by rates received on and the amounts of interest-earning assets and the rates paid on and the amounts of interest-bearing liabilities.

The Company's profitability is also affected by its provision for loan losses, non-interest income and non-interest expense. Non-interest income principally consists of fees and service charges, gains or losses on security and loan sales and insurance proceeds and net lease income. Non-interest expense is principally comprised of operating expenses, including compensation and benefits, federal deposit insurance premiums, advertising and promotion, professional fees, service bureau data processing, and occupancy and equipment costs. The Company's earnings are also affected significantly by general economic and competitive conditions, particularly changes in general interest rate levels.

Supervisory Agreement and Other Regulatory Matters

On October 21, 2002, the Company announced that a moratorium on granting new commercial loans had been instituted on the Bank as a result of a directive from the OTS. Under this moratorium, which has been continued by the Supervisory Agreement with the OTS discussed below, the Bank may not grant new commercial loans until further notice from the OTS; however, it may fund commercial loan commitments and renew commercial loans in existence at the time of the issuance of the OTS directive. Commercial loans covered by the moratorium include secured and unsecured loans for commercial, business or agricultural purposes and include all loans secured by multi-family and commercial real estate.

On February 5, 2003, the OTS notified the Bank that the OTS deemed the Bank to be in "troubled condition", primarily as a result of concerns associated with the unauthorized and fraudulent loans made by a former employee. As a result, until further notice from the OTS, the Bank will be restricted significantly in its asset growth, will be subject to paying an increased deposit insurance premium and be subject to other regulatory restrictions.

(Continued)

7.

Next Page

On May 12, 2003, the Bank entered into a supervisory agreement (the "Supervisory Agreement") with the OTS requiring the Bank to take a number of actions and imposing a number of restrictions on the Bank's business activities. Actions the Bank is required to take include the following: (i) develop and submit to the OTS for its non-objection a two-year business plan; (ii) adopt and submit to the OTS a plan for improving internal controls consistent with the recommendations of the outside accounting firm previously engaged by the Company to review its internal controls; (iii) develop and submit to the OTS for non-objection a comprehensive internal audit program; (iv) develop and submit to the OTS a plan for reducing the level of nonperforming, classified and special mention assets as well as a plan to eliminate the basis of criticism of assets or aggregate lending relationships in excess of $250,000 criticized as "doubtful," substandard" or "special mention"; and (v) the adoption of new and/or the revision of existing policies and procedures in several other areas intended to ensure proper accounting and reporting and regulatory compliance, including reporting of classified assets, loans to one borrower, non-accrual loans, past due loans, loan documentation, internal asset review, allowance for loan losses, and interest rate risk. The Bank has made all submissions to the OTS required to have been made to date.

Restrictions on the Bank's business activities imposed by the Supervisory Agreement include the following: (i) the continuation of the moratorium described above on making new commercial loans, without the prior written non-objection of the OTS; (ii) a prohibition on the acceptance, renewal or rollover of brokered deposits without prior OTS approval: (iii) a prohibition on increasing the Bank's total assets during any quarter in excess of an amount equal to net interest credited on deposit liabilities during the quarter until the Bank's two-year business plan has been approved by the OTS; (iv) a prohibition on capital distributions (including the payment of dividends to the Company) without prior OTS approval; and (v) other operating restrictions, including a requirement that the Bank obtain OTS approval prior to entering into any employment contract with any senior executive officer or director or any third party contract for services that will occur outside the normal course of business and file a notice with the OTS (to which the OTS could object) prior to adding or replacing a director or hiring a senior executive officer or significantly changing the responsibilities of any senior executive officer.

The Bank will be subject to the Supervisory Agreement until notified otherwise by the OTS. It is therefore unknown for how long the Bank will be subject to the Supervisory Agreement.

Business Strategy

Sobieski Bank has historically concentrated its lending efforts on the origination of one-to-four family mortgage loans along with home equity loans and mortgage-backed and other secured commercial loans for portfolio retention. Because of the Supervisory Agreement with the OTS and the moratorium on new commercial loans, however, the Bank's origination efforts have consequently been focused on loan types other than those covered by the moratorium. As a result of the moratorium, the Company has experienced a decline in the amount of commercial loans in its portfolio and in the percentage of the Company's loan portfolio held in commercial loans, which are the Company's highest yielding assets. For as long as the moratorium is in place, the Company expects that this trend will continue. The Company will continue to focus its business strategy on originating single family mortgage loans and increasing the originations of higher yielding consumer loans to offset the decline in commercial loan originations.

During 2003 and 2002, as a part of the Bank's interest rate risk strategy, the Bank also sold certain one to four family mortgage loans. At June 30, 2003, the ratio of Sobieski Bank's nonperforming loans to net loans was 6.58% and the ratio of its allowance for loan losses to nonperforming loans was 40.66%. At June 30, 2002, these ratios were 7.42% and 34.76%, respectively. Historically, the loans originated by Sobieski Bank have been principally fixed-rate, one-to-four family mortgage loans, while its investments in mortgage-backed securities have been principally in adjustable rate products. At June 30, 2003, $61.2 million, or 84%, of the Bank's combined single-family mortgage loans, home equity loans and mortgage-backed securities portfolio had fixed rates of interest and $11.5 million, or 16%, had adjustable interest rates.

(Continued)

8.

Next Page

The Bank's business strategy emphasizes retail deposits along with FHLB advances as its principal sources of funds. The Bank's total deposits decreased by approximately $17.0 million during the year ended June 30, 2003. The decrease in deposits is primarily attributable to the maturity of significant public deposits which were not retained by the Bank. The reduction in these public deposits reflects Management's efforts to mitigate interest rate risk by allowing the run-off of more costly deposits. Management may seek public deposits as a potential funding source again in the future.

The Bank's primary objective is to remain an independent, community oriented financial institution serving customers in its primary market area. The Board of Directors has sought to accomplish this objective through the adoption of a strategy designed to maintain profitability, a strong capital position and high asset quality. This strategy primarily involves (i) emphasizing the origination of one-to-four family residential mortgage lending, home equity lending, consumer and commercial lending, (ii) purchasing participation interests in commercial loans, (iii) maintaining a substantial portfolio of adjustable-rate mortgage-backed securities and short to intermediate term investment securities, (iv) controlling operating expenses and (v) increasing fee income.

Asset/Liability Management

Sobieski Bank, like other financial institutions, is vulnerable to increases in interest rates because interest-bearing liabilities reprice more quickly than interest-earning assets. Historically, Sobieski Bank has primarily invested in fixed-rate, long-term mortgage loans secured by one-to-four family residences and its primary source of funds has been deposits with much shorter terms to maturity. This mismatched position generally produces lower net interest income through compressed interest spreads during periods of rising interest rates and improved net interest income resulting from larger interest spreads during periods of declining interest rates. Accordingly, increases in general market interest rates adversely impact the Bank's interest rate spread and, therefore, have a negative impact on the Company's results of operations and financial condition.

To reduce interest rate risk through asset/liability management, Sobieski Bank has taken steps to mitigate the sensitivity of its interest-earning assets by investing in short to intermediate term investments and adjustable-rate mortgage-backed securities, which, although long-term in nature, adjust periodically in response to changes in general levels of interest rates. Additionally, to decrease interest rate sensitivity, Sobieski Bank has originated variable-rate mortgages and home equity products and adjustable mortgage-backed commercial loans along with purchased participation interests in adjustable rate commercial loans; however, the Bank is currently restricted from originating commercial loans under the terms of the Bank's supervisory agreement as discussed above. The funding for these originations and purchases has come primarily from deposits and advances from the FHLB. As noted above, the Bank has also employed a strategy of originating some fixed rate one to four family loans for sale. During fiscal 2003 and 2002, the Bank originated for sale $23.9 million and $14.8 million of fixed rate one to four family loans, respectfully, and sold $23.2 million and $15.2 million of fixed rate one to four family loans, respectfully. The Company intends to continue to pursue the sale of one to four family mortgage loans into the secondary market as a part of its asset/liability management strategy. At June 30, 2003, Sobieski Bank had $50.3 million in primarily one to four family fixed-rate loans and $24.0 million in adjustable-rate loans. The Bank's ability to generate adjustable-rate mortgage ("ARM") loans is dependent upon the interest rate environment and customer preferences.

(Continued)

9.

Next Page

Net Portfolio Analysis

The Office of Thrift Supervision ("OTS") provides a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts.

Presented below, as of June 30, 2003, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 and down 100 basis points in accordance with OTS regulations. As illustrated in the table, NPV is sensitive to both rising rates and declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans decline due to the rate increase. When rates decline, the Bank's NPV is negatively impacted by significant deposits and borrowings with higher fixed rates. The following table is based on assets and liabilities of the Bank only. The table below does not show an analysis of decreases of more than 100 basis points due to the low level of market interest rates as of June 30, 2003.

Change in
Interest Rate	Net Portfolio Value
(Basis Points)	$ Change	% Change
	(Dollars in thousands)

+300	$(2,954)	(33)%
+200	(1,677)	(19)
+100	(1,036)	(12)
0	-	-
- 100	(2,167)	(24)

Management reviews the NPV measurements on a quarterly basis. In addition to monitoring selected measures of NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk.

The change in the Bank's NPV, based on a rise in interest rates of 100 basis points, was a 12% decrease representing a dollar decrease in equity value of approximately $1.0 million at June 30, 2003. Additionally, based on a decline in interest rates of 100 basis points the Bank's NPV was estimated to decrease 24% or approximately $2.2 million at June 30, 2003.

(Continued)

10.

Next Page

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

Impact Of Inflation And Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial in nature, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities through its asset/liability management strategy may tend to minimize the effects of changes in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the prices of goods and services. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

(Continued)

11.

Next Page

Net Interest Income Analysis

The primary determinant of the Company's earnings is net interest income, which is the difference between interest income and interest expense. Net interest income is affected by (1) interest earned on interest-earning assets, (2) interest paid on interest-bearing liabilities, and (3) the relative amounts of interest-earning assets versus interest-bearing liabilities. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended June 30,
	2003			2002			2001
	Average	Interest		Average	Interest		Average	Interest
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

Interest-earning assets:
Loans and loans held for sale (1)	$ 85,386	$5,940	6.96%	$ 97,303	$7,292	7.49%	$ 90,825	$7,186	7.91%
Securities available for sale and interest
Bearing deposits	30,770	971	3.16	23,244	1,175	5.06	14,183	914	6.44
Securities held to maturity	6,194	288	4.66	5,416	202	3.73	4,713	266	5.64
Other securities	1,880	106	5.64	1,826	120	6.57	1,537	126	8.20
Total interest-earning assets (1)	124,230	7,305	5.88	127,789	8,789	6.88	111,258	8,492	7.63

Interest-bearing liabilities:
Savings deposits	$ 13,090	$142	1.09%	$ 13,070	$ 224	1.71%	$ 12,924	$ 295	2.28%
NOW and MMDA accounts	9,903	103	1.04	8,465	133	1.57	6,504	109	1.68
Certificate accounts	63,922	2,509	3.93	63,696	3,164	4.97	55,870	3,385	6.06
FHLB advances and federal funds purchased	35,794	2,012	5.62	34,279	1,881	5.49	26,842	1,609	5.99
Total interest-bearing liabilities	122,709	4,766	3.88	119,510	5,402	4.52	102,140	5,398	5.28

Net interest income		$2,539			$3,387			$3,094

Net interest rate spread			2.00%			2.36%			2.35%

Net earning assets	$ 1,521			$ 8,279				$9,118
Net yield on average interest-earning assets			2.04%			2.65%			2.78%

Average interest-earning assets to average
interest-bearing liabilities	101.24%			106.93%			108.93%

(1)  Calculated net of deferred loan fees and costs and loans in process.

(Continued)

12.

Next Page

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended June 30,
	2003 vs. 2002			2002 vs. 2001
	Increase			Increase
	(Decrease)		Total	(Decrease)		Total
	Due to		Increase	Due to		Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:
Loans	$(853)	$(499)	$(1,352)	$ 497	$(391)	$106
Securities available for sale	314	(518)	(204)	490	(229)	261
Securities held to maturity	32	54	86	36	(100)	(64)
Other securities	3	(17)	(14)	21	(27)	(6)

Total interest-earning assets	$(504)	$(980)	$(1,484)	$1,044	$(747)	$297

Interest-bearing liabilities:
Savings deposits	$ 0	$ (82)	$ (82)	$ 3	$(74)	$ (71)
NOW and MMDA accounts	20	(50)	(30)	31	(7)	24
Certificate accounts	11	(666)	(655)	437	(658)	(221)
FHLB advances and federal funds purchased	84	47	131	417	(145)	272

Total interest-bearing liabilities	$ 115	$(751)	$ (636)	$ 881	$(877)	$ 4

Net interest income			$ (848)			$293

(Continued)

13.

Next Page

Financial Condition

General

Total assets decreased $17.4 million or 13%, from $138.8 million at June 30, 2002 to $121.4 million at June 30, 2003. The decrease in total assets was primarily the result of decreases in net loans of $25.6 million offset by an increase in cash and cash equivalents of $7.5 million.

Cash and Cash Equivalents

Cash and cash equivalents, consisting of cash, interest-bearing deposits and federal funds sold increased $7.5 million from $6.0 million at June 30, 2002 to $13.5 million at June 30, 2003 primarily due to mortgage loan refinancing activity where the borrower obtained new financing from another lender.

Securities

Securities available for sale, securities held to maturity, and other securities decreased $1.1 million or 4% from $28.1 million at June 30, 2002 to $27.0 million at June 30, 2003. This decrease was primarily due to $24.5 million of security purchases, reduced by $2.0 million of calls and maturities, principal repayments of $22.3 million and $1.0 million of security sales. At June 30, 2003, the Company had classified approximately $20.5 million or 81.7% of its securities as available for sale and approximately $4.6 million or 18.3% of its securities as held to maturity.

Loans, Net

Net loans decreased $25.6 million, or 26%, from $96.4 million at June 30, 2002 to $70.8 million at June 30, 2003. The decrease in net loans is primarily attributable to the Bank being restricted from originating new commercial loans under the terms of the supervisory agreement as discussed above and the Bank's strategy to sell fixed rate one to four family mortgage loans. Both the portfolio loans sold in 2002 and the sales of loans originated for sale in 2003 and 2002 are a part of the Company's interest rate risk management strategy.

Deposits

Deposits decreased $17.0 million, or 23%, from $91.6 million at June 30, 2002 to $74.6 million at June 30, 2003. The decrease was primarily due to a reduction in higher cost short-term deposits. This reduction reflects Management's efforts to mitigate interest rate risk by allowing the run-off of more costly deposits.

Stockholders' Equity

Stockholders' equity decreased $0.5 million from $9.6 million at June 30, 2002 to $9.1 million at June 30, 2003. The decrease was primarily the result of the net loss of $393,000 and cash dividends of $220,000 offset by employee benefit plan vesting of $95,000.

(Continued)

14.

Next Page

Results Of Operations

2003 Compared with 2002

General

Net loss decreased $3.0 million from a $3.4 million loss for 2002 to a net loss of $393,000 for 2003. The decrease in net loss is primarily due to a decreased provision for loan losses in fiscal 2003 and increased non-interest income offset by increased non-interest expense, decreased net interest income and a decreased tax benefit.

As discussed above under "Supervisory Agreement and Other Regulatory Matters," the Bank will be restricted significantly in its asset growth for an unknown period of time. Specifically, under the Supervisory Agreement, the Bank may not increase its total assets during any quarter in excess of an amount equal to net interest credited on deposit liabilities during the quarter, until the Bank's two-year business plan mandated by the Supervisory Agreement has been accepted by the OTS. This inability to increase assets may materially reduce the Company's interest income and may have a material adverse effect on the Company's results of operations.

Net interest income

Net interest income decreased $848,000 from $3.4 million for 2002 to $2.5 million for 2003. The reduction was primarily the result of decreased interest from loans of $1.4 million along with lower taxable security income offset by net reduced funding costs of $.6 million. The decrease in interest from loans was attributable both to the significant reduction in the loan portfolio and a reduction of the yield earned on the loan portfolio as a result of the continued low interest rate environment. The net reduction in funding costs was comprised of a $766,000 decrease in interest on deposits offset by a $131,000 increase in interest on borrowings.

Interest Income

Interest income decreased $1.5 million from $8.8 million for 2002 to $7.3 million for 2003. The decrease was the result of a $3.5 million reduction in average balances of earning assets and a reduction in yield of average earning assets. The reduction in average balances of interest earning assets was comprised primarily of an $11.9 million reduction in the average balance of loans and loans held for sale, offset by a $7.6 million increase the average balance of securities available for sale and interest bearing deposits and a $0.8 million increase in the average balance of securities held to maturity. The reduction in the average balance of loans and loans held for sale was primarily the result of the Bank's increased loan sale activity in 2003 and the impact of the supervisory agreement discussed above. The decreases in net volume resulted in a reduction of $504,000 to interest income while yield decreases totaled $980,000. The yield on average interest-earning assets decreased 100 basis points, from 6.88% in 2002 to 5.88% in 2003.

(Continued)

15.

Next Page

Interest Expense

Interest expense decreased $636,000 from $5.4 million for 2002 to $4.8 million for 2003, primarily as a result of lower average deposit rates. The average rate paid for interest-bearing liabilities decreased 64 basis points from 4.52% in 2002 to 3.88% in 2003. The average balance of interest-bearing liabilities for fiscal 2003 was $122.7 million representing an increase of $3.2 million from $119.5 million for fiscal 2002.

Provision for Loan Losses

Management believes the allowance for loan losses accounting policy is critical to the portrayal and understanding of the Company's financial condition and results of operations. As such, selection and application of this "critical accounting policy" involves judgments, estimates, and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Management performs periodic evaluations of the adequacy of the allowance. Management determines the need to individually evaluate loans based on known information about the loan, including the financial condition of the borrower and the delinquency status of the loan. Management evaluates such loans using a process that considers specific factors affecting the individual borrower including the financial condition of the borrower and current regional and national economic conditions affecting the borrower, ability of the borrower to repay the loan and the underlying estimated fair value of collateral. All loans that are not individually evaluated are grouped. A percentage allocation requirement is applied based on historical loss factors, current regional and national economic information and other factors. A higher percentage allocation requirement is applied to groups of consumer and commercial loans than to mortgage loans. Historical loss factors exclude the losses incurred during fiscal 2002 and 2003 on the fraudulent and unauthorized loans that are discussed elsewhere herein. Management at times allocates specific allowance amounts for individual loans; however, the entire allowance is available for any loan charge-off. Charge-offs on specific loans are charged against the allowance for loan losses when uncollectability of the loan is confirmed. Management expects that as the loan portfolio and economic and other factors change, the allowance for loan losses may change. In addition, the Bank's regulators, as a part of the examination process, periodically review the Company's Allowance for Loan Losses. The regulators may require additions to the Allowance for Loan Losses based on their assessment of the information available to them at the time of examination. There is no assurance as to the amount or timing of additional provisions that may be required by the regulators.

At June 30, 2002, the allowance for loan losses totaled approximately $2.5 million. During fiscal 2002, a provision for loan losses of $7.1 million was recorded. Charge-offs during fiscal 2002 totaled approximately $4.9 million. Of the $7.1 million provision in fiscal 2002, approximately $4.3 million relates to $9.6 million of fraudulent or otherwise unauthorized loans discussed below. Also, as of June 30, 2002, approximately $7.8 million of additional loans, exclusive of the aforementioned unauthorized and fraudulent loans, were classified as impaired because of unauthorized lending activities, credit quality concerns and loan documentation issues, primarily attributable to the actions of the former employee involved in the bank fraud. During fiscal 2002, the Bank recorded approximately $2.1 million of additional provisions for these loans.

(Continued)

16.

Next Page

In May of 2002, the Company's Audit Committee identified certain loans that were made by an individual former employee of the Bank that were unauthorized and fraudulently conveyed or otherwise made without properly following the Bank's lending policies and procedures. Approximately $9.6 million of these loans, representing substantially all of such loans, were made in the Company's fiscal year 2002. Based on an initial review of the documentation supporting these loans, including collateral and borrower financial information, the Company recorded a provision for loan losses of $715,000 for these loans in the third quarter of 2002.

The Bank's further review and investigation of the $9.6 million of loans and other loans, aided by outside contractors and law enforcement agencies, revealed various fraudulent activities and irregularities. Based on management's understanding of the financial condition of the borrowers, management determined that these loans are primarily collateral dependent. Accordingly, in the fourth quarter of fiscal 2002, the Company has considered all these loans impaired, placed all of these loans on non-accrual and recorded an additional provision for loan losses of approximately $3.6 million for these loans during fiscal 2002, based on the deficiency of the estimated collateral value as compared to the outstanding balance of these loans and after consulting with the Office of Thrift Supervision, the Bank's primary federal regulator and the Company's independent accountants on the amount of the provision. In addition, in the fourth quarter of fiscal 2002, the Company charged off approximately $3.3 million of these loans.

As of June 30, 2003 and 2002, the outstanding balance of the above discussed unauthorized and fraudulent loans totaled approximately $2.6 million and $6.3 million. Management had specific allowance for loan losses allocation of approximately $0 and $1.0 million for these loans as of June 30, 2003 and 2002. The Company continues to vigorously work with legal counsel and regulatory and federal authorities to pursue all available avenues for collection including the repossession of significant assets. During the year ending June 30, 2003 the Bank received bond claims of $1.5 million, stemming from the unauthorized and fraudulent lending activity by the former employee. This former employee has pleaded guilty to charges of bank fraud and mail fraud stemming from his involvement in making these loans.

Also, as of June 30, 2003, approximately $4.5 million of additional loans, exclusive of the aforementioned unauthorized and fraudulent loans, were classified as impaired because of unauthorized lending activities, credit quality concerns and loan documentation issues, primarily attributable to the actions of the former employee involved in the bank fraud. As of June 30, 2003, the Bank has specific allowance for loan losses allocations on these additional impaired loans of approximately $1.3 million.

The amount of allowance for loan losses determined to be necessary by management as of June 30, 2003 has also been impacted by the overall decrease in the loan portfolio. Decreased levels of mortgage and non-mortgage consumer and commercial loans during the year have resulted in lower allowance allocations based on the lower outstanding balances. For such loans that were not considered to be impaired and therefore, specific loss allocations were not considered on an individual loan basis, allocations totaled approximately $385,000 at June 30, 2003 as compared to $796,000 at June 30, 2002.

(Continued)

17.

Next Page

The provision for loan losses totaled $1.2 million for the year ended June 30, 2003 compared to $7.1 million during the previous year. The provision expense recorded during fiscal 2003 is primarily related to the continued review of updated collateral and financial information for certain of the Company's loans, including loans classified as impaired and the unauthorized and fraudulent loans discussed above. It is possible that additional provisions for loan losses will have to be made in future periods as a result of subsequent developments in the unauthorized and fraudulent loans matter and with other impaired loans. Such additional provisions could result from management's reassessment or at the direction of the OTS.

Noninterest Income

Noninterest income increased $.9 million from $874,000 in 2002 to $1.8 million in 2003 resulting from bond insurance proceeds of $1.5 million stemming from the unauthorized fraudulent loans matter offset by a reduction in values of REO and repossessed assets of $.5 million. The Bank also realized significant increases in the amount of loan sale gains during 2003 when compared to 2002. Loan sales gains increased from $242,000 during 2002 to $677,000 during 2003. The significant increase in loan sales gains during the year is primarily attributable to a more favorable selling environment created by continued low interest rates and the related increase in mortgage refinancing activities. The increase in gains from loan sales was partially offset by an increase in the amount of amortization recognized on the Bank's mortgage servicing rights. Loan servicing fees, net of amortization totaled a net loss of $165,000 during 2003 compared to a net loss of $4,000 during 2002. The increase in amortization is primarily attributable to the increased refinancing activity and the related impact on assumed prepayment speeds of mortgages with higher than current market interest rates. Loan sale gains are expected to decline as interest rates increase.

Noninterest Expense

Noninterest expense increased $946,000 or 33% from $2.9 million in 2002 to $3.8 million in 2003. The increased expenditures are the result of: (a) $410,000 of compensation and benefits increases primarily attributable to higher wages and staffing increases, (b) $25,000 of additional service bureau expenses in connection with system upgrades and expanded product lines and services (c) $124,000 increase in repossession expense, (d) $338,000 increase of professional fees (primarily legal and outside consulting services in connection with the unauthorized and fraudulent lending matters and other professional services contracted for by the Company, and (e) $105,000 federal deposit insurance premiums increase as a result of the Bank being deemed by the OTS in February 2003 to be in "troubled condition." The Bank will continue to pay increased federal deposit insurance premiums for as long as it is deemed by the OTS to be in troubled condition, and expects that such premiums for fiscal 2004 will be higher than they were for fiscal 2003 if the Bank remains in troubled condition for all of fiscal 2004.

Income Taxes

Income tax benefit decreased $2.0 million from $2.3 million benefit in 2002 to $274,000 due to a lower pretax loss. The effective tax rate for 2003 was 41% versus 40% in 2002.

(Continued)

18.

Next Page

Liquidity and Capital Resources

The Bank's primary sources of funds consist of deposits, repayment and prepayment of loans and mortgage-backed securities, maturities of securities, FHLB Advances, temporary cash investments, and funds provided by operations. While scheduled loan and mortgage-backed securities repayments and maturities of securities are predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are significantly influenced by the general level of interest rates, economic conditions and competition. Sobieski Bank uses its liquidity resources to fund existing and future loan commitments, purchase securities, fund maturing certificates of deposit and other savings deposit withdrawals to invest in other interest-earning assets, maintain liquidity, and meet operating expenses. Management believes that loan and security repayments and other sources of funds will be adequate to meet Sobieski Bank's current liquidity needs.

The Bank is required by the OTS to meet minimum capital adequacy requirements, which include tangible capital, core capital and risk-based capital requirements. The Bank's actual capital as reported to the OTS at June 30, 2003 exceeded all three requirements. The following chart sets forth the actual and required minimum levels of regulatory capital for the Bank under applicable OTS regulations as of June 30, 2003 (dollars in thousands):

	Actual	Percent	Required	Percent	Excess

Core	$6,382	5.36%	$4,761	4.0%	$1,621
Tangible	6,382	5.36	3,571	3.0	2,811
Risk-based	7,208	11.08	5,202	8.0	2,000

The OTS has proposed to increase the minimum required core capital ratio from the current 3% level to a range of 4% to 5% for all but the most highly rated financial institutions. While the OTS has not taken final action on such proposal, it has adopted a prompt corrective action regulation that classifies any savings institution that maintains a core capital ratio of less than 4% (3% in the event the institution was assigned a composite 1 rating in its most recent report of examination) as "undercapitalized". As of June 30, 2003, the Bank met the requirement for a "well capitalized" institution. During the fiscal year ending June 30, 2003, the Company invested into Sobieski Bank $1,250,000, increasing the Bank's capital position and allowing it to remain "well capitalized." Based on management's business strategy, management believes that an additional investment by the Company into the Bank may be required during fiscal 2004 in order to maintain the Bank's well capitalized status. To generate the funds necessary for such an investment, the Company may need to raise additional capital. There can be no assurance that the Company will be able to timely raise sufficient additional capital on terms acceptable to it, or at all. Any such additional capital raised could, depending on the amount involved and type of security or securities issued, be dilutive to the interests of the Company's existing stockholders.

Under OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. For example, a thrift which is given one of the two highest examination ratings and has "capital" equal to its fully phased-in regulatory capital requirements (a tier 1 institution) could make capital distributions in any year of 100% of its retained net income for the calendar year-to-date period plus net income for the previous two calendar years (less any dividends previously paid) as long as the thrift would remain "well capitalized", following the proposed distribution. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distribution. At June 30, 2003, none of the Bank's retained earnings were available for distribution to the Company, without obtaining prior regulatory approval. Thus without such regulatory approval, cash dividends to the Company's shareholders are limited as of June 30, 2003 to funds available at Sobieski Bancorp, Inc. (parent company).

(Continued)

19.

Next Page

Critical Accounting Policies

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could effect these judgments include, but without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, determining the value of other real estate owned and repossessed assets and determining the fair value of mortgage servicing rights. The Company's accounting policies are discussed in detail in Note 1 of the Notes to the Consolidated Financial Statements.

(Continued)

20.

Next Page

REPORT OF INDEPENDENT ACCOUNTANTS

Stockholders and Board of Directors
Sobieski Bancorp, Inc.
South Bend, Indiana

We have audited the accompanying consolidated statements of financial condition of Sobieski Bancorp, Inc. and Subsidiary as of June 30, 2003 and 2002 and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sobieski Bancorp, Inc. and Subsidiary as of June 30, 2003 and 2002 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

South Bend, Indiana
September 8, 2003

21.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2003 and 2002

	2003	2002
ASSETS
Cash and due from banks	$ 3,912,560	$ 2,217,805
Interest-bearing deposits in other financial institutions	9,589,566	1,915,394
Federal funds sold	-	1,900,000
Total cash and cash equivalents	13,502,126	6,033,199
Certificates of deposit in other financial institutions	-	594,000
Securities available for sale	20,520,012	19,232,280
Securities held to maturity (fair value of
$4,794,210 and $7,057,158, respectively)	4,600,194	6,961,341
Other securities	1,925,183	1,900,383
Loans held for sale, net of valuation allowance of $-0-	1,402,005	46,714
Loans, net of allowance for loan losses of $1,894,536 for 2003
and $2,487,793 for 2002	70,831,426	96,399,833
Accrued interest receivable	686,183	736,685
Property and equipment, net	1,905,531	1,876,568
REO and repossessed assets	2,866,657	973,396
Other assets	3,206,461	3,999,575

Total assets	$121,445,778	$138,753,974

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits	$ 74,561,647	$ 91,573,090
Federal Home Loan Bank advances	35,550,000	36,000,000
Advances from borrowers for taxes and insurance	184,570	304,200
Accrued interest payable	151,725	228,262
Accrued expenses and other liabilities	1,885,209	1,015,692
Total liabilities	112,333,151	129,121,244

Stockholders' equity
Preferred stock, $.01 par value: 500,000 shares authorized;
none issued	-	-
Common stock, $.01 par value: 3,500,000 shares authorized;
966,000 shares issued; 677,032 and 671,062 shares outstanding,
respectively	9,660	9,660
Additional paid-in capital	9,299,016	9,280,419
Retained earnings	3,977,557	4,591,232
Accumulated other comprehensive income	64,287	65,985
Treasury stock, at cost, 288,968 and 294,938 shares, respectively	(3,964,295)	(4,044,935)
Unearned Recognition and Retention Plan (RRP)
shares; 7,086 and 2,422 shares, respectively	(96,019)	(33,630)
Unallocated Employee Stock Ownership Plan (ESOP)
shares; 17,758 and 23,600 shares, respectively	(177,579)	(236,001)
Total stockholders' equity	9,112,627	9,632,730

Total liabilities and stockholders' equity	$121,445,778	$138,753,974

The accompanying notes are an integral part of the consolidated financial statements.

22.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended June 30, 2003 and 2002

	2003	2002
Interest income
Loans	$5,940,371	$7,291,731
Securities - taxable	1,207,592	1,343,722
Securities - tax exempt	43,430	43,743
Interest-bearing deposits	114,287	109,629
Total interest income	7,305,680	8,788,825

Interest expense:
Interest on deposits	2,754,784	3,521,128
Interest on borrowings	2,011,712	1,880,420
Total interest expense	4,766,496	5,401,548

Net interest income	2,539,184	3,387,277

Provision for loan losses	1,183,173	7,071,252

Net interest income (loss) after provision for loan losses	1,356,011	(3,683,975)

Noninterest income
Fees and service charges	291,591	313,342
Gain on sales and calls of securities	6,992	173,028
Gain on sale of loans	676,839	242,510
Loan servicing fees, net of amortization	(164,831)	(3,756)
Gain (loss) on sale and valuation allowance for REO and
repossessed assets, net of lease income	(511,920)	49,532
Insurance benefits	1,525,000	99,202
Other income	342	305
Total noninterest income	1,824,013	874,163

Noninterest expense
Compensation and benefits	1,897,915	1,488,044
Professional fees	521,948	183,640
Occupancy and equipment	319,012	336,200
Federal deposit insurance premiums	119,823	14,947
Advertising and promotion	38,400	71,863
Service bureau expense	220,290	195,648
Repossession expense	144,703	20,616
Supplies	95,092	95,453
Other operating expenses	490,704	496,015
Total noninterest expense	3,847,887	2,902,426

Loss before income taxes	(667,863)	(5,712,238)
Income tax benefit	(274,474)	(2,298,467)

Net loss	$ (393,389)	$(3,413,771)

Basic and diluted loss per common share	$ (0.61)	$ (5.33)

The accompanying notes are an integral part of the consolidated financial statements.

23.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Years ended June 30, 2003 and 2002

	2003	2002

Net loss	$(393,389)	$(3,413,771)

Other comprehensive income (loss):
Unrealized gains on securities
available for sale arising during the year	1,847	285,778
Reclassification adjustments for gains
included in net loss	(6,992)	(173,028)
Tax effects	3,447	(43,399)
Total other comprehensive income (loss)	(1,698)	69,351

Comprehensive loss	$(395,087)	$(3,344,420)

The accompanying notes are an integral part of the consolidated financial statements.

24.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended June 30, 2003 and 2002

				Accumulated
		Additional		Other		Unearned	Unallocated	Total
	Common	Paid-in	Retained	Comprehensive	Treasury	RRP	ESOP	Stockholders'
	Stock	Capital	Earnings	Income (Loss)	Stock	Shares	Shares	Equity

Balance, July 1, 2001	$9,660	$9,262,652	$8,213,706	$(3,366)	$(4,026,100)	$(91,266)	$(297,839)	$13,067,447

Net loss	-	-	(3,413,771)	-	-	-	-	(3,413,771)
Cash dividends declared
($.325 per share)	-	-	(208,703)	-	-	-	-	(208,703)
6,184 common shares committed to be
released under the ESOP	-	23,481	-	-	-	-	61,838	85,319
3,251 shares issued to vested RRP
participants	-	(582)	-	-	-	45,140	-	44,558
Proceeds from issuance of 4,830 shares of
treasury stock due to stock option
exercises	-	(5,132)	-	-	66,135	-	-	61,003
Purchase of treasury stock, 4,830 shares	-	-	-	-	(72,474)	-	-	(72,474)
Forfeiture of 900 shares by RRP participants	-	-	-	-	(12,496)	12,496	-	-
Net unrealized appreciation of
available for sale securities	-	-	-	69,351	-	-	-	69,351

Balance, June 30, 2002	9,660	9,280,419	4,591,232	65,985	(4,044,935)	(33,630)	(236,001)	9,632,730

Net loss	-	-	(393,389)	-	-	-	-	(393,389)
Cash dividends declared
($0.34 per share)	-	-	(220,286)	-	-	-	-	(220,286)
5,842 common shares committed to be
released under the ESOP	-	16,424	-	-	-	-	58,422	74,846
1,336 shares issued to vested RRP
participants	-	2,173	-	-	-	18,551	-	20,724
Purchase of treasury stock, 30 shares	-	-	-	-	(300)	-	-	(300)
Grant of 6,000 shares to RRP participants	-	-	-	-	80,940	(80,940)	-	-
Net unrealized appreciation of
available for sale securities	-	-	-	(1,698)	-	-	-	(1,698)

Balance, June 30, 2003	$9,660	$9,299,016	$3,977,557	$64,287	$(3,964,295)	$(96,019)	$(177,579)	$9,112,627

The accompanying notes are integral part of the consolidated financial statements.

25.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2003 and 2002

	2003	2002

Cash flows from operating activities
Net loss	$ (393,389)	$(3,413,771)
Adjustments to reconcile net loss to net
cash from operating activities
Depreciation	133,258	119,028
Provision for loan losses	1,183,173	7,071,252
(Gain) loss on sales of foreclosed and repossessed assets, net	38,094	(18,219)
Gain on sales and calls of securities	(6,992)	(173,028)
Gain on sales of loans	(676,839)	(242,510)
Deferred income taxes	2,903	(998,477)
Release of Employee Stock Ownership Plan shares	74,846	85,319
Vesting of Recognition and Retention Plan shares	21,343	26,042
Write down of other assets	672,305	97,354
Amortization of premiums and accretion of
discounts, net	219,298	126,101
Stock dividends received on other securities	(24,800)	-
Proceeds from sales of loans held for sale	23,217,558	15,157,419
Loans originated for sale	(23,896,010)	(14,763,923)
Net change in
Accrued interest receivable	50,502	2,497
Other assets	793,658	(2,274,798)
Accrued interest payable	(76,537)	(960,192)
Accrued expenses and other liabilities	868,898	205,923
Net cash from operating activities	2,201,269	46,017

Cash flows from investing activities
Net change in certificates of deposit	594,000	794,000
Proceeds from calls and maturities of securities	2,000,000	400,000
Proceeds from sales of securities	1,015,495	8,951,159
Purchase of securities	(24,458,102)	(14,121,535)
Principal reductions of securities	22,298,571	6,995,366
Net change in loans	21,392,927	(16,092,329)
Proceeds from sale of foreclosed and repossessed assets	388,647	1,150,192
Purchase of property and equipment, net	(162,221)	(170,593)
Net cash from investing activities	23,069,317	(12,093,740)

Cash flows from financing activities
Net change in deposits	(17,011,443)	12,578,060
Net change in advances from borrowers for
taxes and insurance	(119,630)	(33,759)
Advances from Federal Home Loan Bank	-	13,000,000
Repayment of Federal Home Loan Bank advances	(450,000)	(11,000,000)
Proceeds from exercise of stock options	-	61,003
Purchase of treasury stock	(300)	(72,474)
Cash dividends paid	(220,286)	(208,703)
Net cash from financing activities	(17,801,659)	14,324,127

Net change in cash and cash equivalents	7,468,927	2,276,404

(Continued)

26.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2003 and 2002

Cash and cash equivalents at beginning of year	6,033,199	3,756,795

Cash and cash equivalents at end of year	$13,502,126	$6,033,199

Supplemental disclosures of cash flow information
Cash paid for:
Interest	$4,843,033	$6,361,740
Income taxes	652,000	509,000

Transfer of loans to real estate owned and other assets	$2,992,307	$1,121,948

The accompanying notes are an integral part of the consolidated financial statements.

27.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the consolidated financial statements of Sobieski Bancorp, Inc. ("Sobieski") and its subsidiary, Sobieski Bank (the "Bank"), collectively referred to as the "Company".

Nature of Operations and Industry Segments: Sobieski is a savings and loan holding company and its business is concentrated in the banking industry segment. The business of commercial and retail banking accounts for more than 90% of its revenues, operating income and assets. While the Company's chief decision makers monitor the revenue stream of various company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated into one operating segment. The Company offers individuals and businesses a full range of banking services primarily in St. Joseph County, Indiana and in the areas immediately surrounding known as Michiana. The Company grants commercial, real estate and consumer loans to customers. The majority of loans are secured by business assets, commercial and residential real estate and consumer assets. Commercial lending activities have been restricted under the terms of a supervisory agreement during fiscal 2003 as discussed in Note 10. There are no foreign loans.

Organization: The Bank is a federally chartered stock savings and loan association and as a member of the Federal Home Loan Bank System ("FHLB") is required to maintain an investment in the capital stock of the FHLB equal to at least 5% of outstanding advances. As of June 30, 2003 and 2002, the Bank was in compliance with this requirement.

Principles of Consolidation: The consolidated financial statements include the accounts of Sobieski and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Certain estimates that are more susceptible to change in the near term include the allowance for loan losses, mortgage servicing rights, the valuation of other real estate owned and repossessed assets, the status of contingencies and the fair value of securities and other financial instruments.

(Continued)

28.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES (Continued)

Securities: Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value, with unrealized gains and losses reported in other comprehensive income (loss), net of tax. Securities classified as available for sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors.

Premiums and discounts on securities are recognized in interest income using the level yield method over the estimated life of the security. Gains and losses on the sale of available for sale securities are determined using the specific identification method. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the positive intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. A majority of the Company's loan activity is with customers located in St. Joseph County in Northern Indiana with a concentration in single-family residential lending. Single-family residential loans comprise approximately 62% of the net loan portfolio as of June 30, 2003.

Most loans are collateralized by real estate. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The Company's policy for requiring collateral is dependent upon management's credit evaluation of the borrower.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is both well secured and in the process of collection. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Payments received on such loans are reported as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale: The Company originates loans for sale in the secondary market. Loans held for sale are carried at the lower of cost or market in the aggregate with adjustments for unrealized losses recorded in a valuation account by a charge against current earnings. Sales in the secondary market are recognized when full acceptance and funding has been received. Gains and losses on the sale of loans are determined by the sum of the sales price and related servicing asset less the carrying basis of the loans sold. Servicing rights on originated loans sold with servicing retained are recorded as assets. Servicing assets are expensed in proportion to and over the period of estimated servicing revenue. Servicing asset impairment is evaluated on the basis of pricing of similar assets or discounted cash flows using market rates. At June 30, 2003 and 2002, servicing assets totaled approximately $233,000 and $237,000.

(Continued)

29.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses and is established through periodic provisions for loan losses charged to current operations based on management's evaluation of the risks inherent in the Bank's loan portfolio and changes in the nature and volume of its loan activity, including those loans which are specifically monitored by management. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective and includes review when management determines that full collectability of a loan may not be reasonably assured. In establishing an allowance, reviews of an individual loan include among other risk factors, the classification of the loan, the estimated fair value of the underlying collateral and the discounted present value of expected future cash flows.

Management performs periodic evaluations of the adequacy of the allowance. Management determines the need to individually evaluate loans based on known information about the credit, including the financial condition of the borrower and the delinquency status of the loan. Management evaluates such loans using a process that considers specific factors affecting the individual borrower including the financial condition of the borrower and current regional and national economic conditions affecting the borrower, ability of the borrower to repay the loan and the underlying estimated fair value of collateral. All loans that are not individually evaluated are grouped. A percentage allocation requirement is applied based on historical loss factors and current regional and national economic factors. A higher percentage allocation requirement is applied to groups of consumer and commercial loans than to mortgage loans. Historical loss factors exclude the losses incurred during 2002 on the fraudulent loans that are discussed later. Management at times allocates specific allowance amounts for individual loans; however, the entire allowance is available for any loan charge-off. Charge-offs on specific loans are charged against the allowance for loan losses when uncollectability of the loan is confirmed.

Loan impairment is reported when full payment under the original loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

Property and Equipment: Land is carried at cost. Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method based on the estimated useful lives of the applicable assets which range from 3 to 39 years. These assets are reviewed for impairment when events indicate that their carrying value may not be recoverable from future undiscounted cash flows. Repairs and minor alterations are charged to expense. Major improvements are capitalized.

(Continued)

30.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES (Continued)

Foreclosed Assets: Real estate and other foreclosed properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of carrying amount or fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Any reduction to fair value less the cost to sell from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Subsequent valuations are performed by management and valuation allowances are adjusted through a charge to operations for changes in fair value or estimated selling costs to reflect the lower of the current basis or the current fair value less cost to sell.

Income Taxes: Sobieski and its subsidiary file consolidated federal and state income tax returns. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Loss Per Share: Basic loss per common share is based on net loss divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for basic loss per common share calculations as they are committed to be released; unearned shares are not considered outstanding. RRP shares are considered outstanding for basic loss per common share as they become vested. Diluted loss per common share includes the dilutive effect of additional potential common shares issuable under stock option plans and nonvested shares issued under the RRP.

Comprehensive Loss: Comprehensive loss consists of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes the net changes in net unrealized gains and losses on securities available for sale, net of tax, which is also recognized as a separate component of stockholders' equity.

Company Owned Life Insurance: The Company has purchased life insurance policies on certain key executives and directors. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

(Continued)

31.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 1 - ORGANIZATION AND ACCOUNTING PRINCIPLES (Continued)

Stock Compensation: Compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net loss and loss per share if expense was measured using the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation."

	2003	2002

Net loss as reported	$(393,389)	$(3,413,771)

Less: Stock-based compensation expense determined
under fair value based method	15,014	36,078

Proforma net loss	$(408,403)	$(3,449,849)

Basic loss per share as reported	$(0.61)	$(5.33)
Proforma basic loss per share	(0.63)	(5.38)

Diluted loss per share as reported	(0.61)	(5.33)
Proforma diluted loss per share	(0.63)	(5.38)

No stock options were granted during the years ending June 30, 2003 and 2002.

Investments in Limited Partnerships: Investments in limited partnerships represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. The Company is a limited partner in these investments and as such, the Company is not involved in the management or operation of such investments. These investments are accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its share of the partnership's earnings or losses in its income statement and adjusts the carrying amount of the investments on the balance sheet. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at discounted amounts.

(Continued)

32.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
une 30, 2003 and 2002

NOTE 1 - ORGANIZATION AND ACCOUNTING PRINCIPLES (Continued)

Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) in accordance with AICPA Statement of Position (SOP) 93-6. Under SOP 93-6, the cost of shares issued to the ESOP, but not yet allocated to participants, is presented in the consolidated statements of financial condition as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares may be used to reduce debt and accrued interest.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand and in other banks, federal funds sold, and interest-earning deposits in other financial institutions with original maturities of 90 days or less.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect such estimates.

Financial Instruments with Off-Balance Sheet Risk: The Company, in the normal course of business, makes commitments to extend credit which are not reflected in the consolidated financial statements.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

33.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 2 - LOSS PER SHARE

A reconciliation of the numerators and denominators used in the computation of the basic loss per common share and diluted loss per common share is presented below:

	Year ended June 30,
Basic loss per common share	2003	2002
Numerator
Net loss	$(393,389)	$(3,413,771)

Denominator
Weighted average common shares outstanding	673,686	671,962
Less: Average unallocated ESOP shares	(22,144)	(26,692)
Less: Average non-vested RRP shares	(4,334)	(4,350)

Weighted average common shares outstanding
for basic loss per common share	647,208	640,920

Basic loss per common share	$ (0.61)	$ (5.33)

Diluted loss per common share
Numerator
Net loss	$(393,389)	$(3,413,771)
Denominator
Weighted average common shares outstanding
for basic loss per common share	647,208	640,920
Add: Dilutive effects of assumed exercises
of stock options	-	-
Add: Dilutive effects of average non-vested RRP
shares	-	-

Weighted average common shares and
dilutive potential common shares outstanding	647,208	640,920

Diluted loss per common share	$ (0.61)	$ (5.33)

At June 30, 2003 and 2002, stock options not considered in computing diluted loss per share because they were antidilutive totaled 74,300 and 76,500 and non-vested RRP shares not considered in computing diluted loss per share because they were antidilutive totaled 7,086 and 2,422.

(Continued)

34.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 3 - SECURITIES

The amortized cost and estimated fair value of securities at June 30, 2003 are as follows:

	Available For Sale
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government and agency securities	$ 376,166	$ 2,274	$ -	$ 378,440
Mortgage-backed securities	18,329,679	87,798	(53,216)	18,364,261
Corporate obligations	1,691,062	86,249	-	1,777,311

	$20,396,907	$176,321	$(53,216)	$20,520,012

	Held To Maturity
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. Government and agency securities	$ 1,211,980	$ 56,237	$ -	$ 1,268,217
Municipal securities	995,126	52,336	-	1,047,462
Mortgage-backed securities	2,393,088	86,342	(899)	2,478,531

	$4,600,194	$194,915	$(899)	$4,794,210

(Continued)

35.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 3 - SECURITIES (Continued)

The amortized cost and estimated fair value of securities at June 30, 2003, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available For Sale		Held To Maturity
	Amortized Cost	Estimated Fair Value	Carrying Value	Estimated Fair Value

Due after one year through five years	$ 433,725	$ 470,079	$1,358,007	$1,447,995
Due after five years through ten years	1,321,520	1,373,538	282,950	299,820
Due after ten years	311,983	312,134	566,149	567,864
Mortgage-backed securities	18,329,679	18,364,261	2,393,088	2,478,531

	$20,396,907	$20,520,012	$4,600,194	$4,794,210

The amortized cost and estimated fair value of securities at June 30, 2002 are as follows:

	Available For Sale
	Amortized Cost	Estimated Fair Value	Carrying Value	Estimated Fair Value

U.S. Government and agency securities	$ 501,434	$ 491	$ -	$ 501,925
Mortgage-backed securities	16,597,412	148,792	(27,294)	16,718,910
Corporate obligations	2,001,966	21,464	(11,985)	2,011,445

	$19,100,812	$ 170,747	$(39,279)	$19,232,280

(Continued)

36.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 3 - SECURITIES (Continued)

	Held To Maturity
	Carrying Value	Gross Unrecognized Gains	Gross Unrecognized Losses	Estimated Fair Value

U.S. Government and agency securities	$1,495,844	$ 24,706	$ (8,003)	$1,512,547
Municipal securities	998,228	45,706	-	1,043,934
Mortgage-backed securities	4,467,269	41,894	(8,486)	4,500,677

	$6,961,341	$112,306	$ (16,489)	$7,057,158

Sales of securities were as follows:

	2003	2002

Proceeds from sales of securities available for sale	$1,015,495	$8,951,159
Gross gains	12,828	173,028
Gross losses	5,836	-

There were no sales of securities held to maturity during 2003 and 2002.

The mortgage-backed securities consist primarily of FNMA, GNMA, SBA and FHLMC pass-through certificates which are issued by each of the respective agency programs, as sponsored by the United States Government.

Securities pledged at June 30, 2003 had carrying value of $23,981,000 and were pledged to secure Federal Home Loan Bank borrowings.

Other securities consist of the following:

	June 30,
	2003	2002

Federal Home Loan Bank stock, at cost	$ 1,900,300	$ 1,875,500
Marketable equity securities, at fair value	24,883	24,883

Total other securities	$ 1,925,183	$ 1,900,383

(Continued)

37.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 4 - LOANS, NET

Loans consist of the following:

	June 30,
	2003	2002
Mortgage loans:
Secured by one-to-four family properties	$44,092,400	$61,172,918
Commercial and other properties	17,999,976	19,991,839
	62,092,376	81,164,757
Commercial loans:
Commercial loans	3,257,600	6,256,613
Commercial loans - participations	1,179,743	2,624,241
	4,437,343	8,880,854
Consumer loans:
Home equity	3,765,145	4,365,126
Other	2,431,098	4,476,889
	6,196,243	8,842,015
Gross Total loans	72,725,962	98,887,626

Less: allowance for loan losses	(1,894,536)	(2,487,793)

Loans, net	$70,831,426	$96,399,833

Certain directors and executive officers of the Company and the Bank, including their associates and companies in which they are principal owners, were loan customers. The following is a summary of loans to these individuals and their associates.

	2003	2002

Balance at July 1	$1,234,795	$1,019,309
New loans	334,002	488,574
Repayments	(444,813)	(250,273)
Other changes, net	-	(22,815)
Balance at June 30	$1,123,984	$1,234,795

(Continued)

38.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 4 - LOANS, NET (Continued)

The following is a summary of activity in the allowance for loan losses:

	Years Ended June 30,
	2003	2002

Balance, beginning of year	$ 2,487,793	$ 339,900
Provision charged to expense	1,183,173	7,071,252
Loan charge-offs	(1,783,963)	(4,923,359)
Recoveries	7,533	-

Balance, end of year	$ 1,894,536	$ 2,487,793

Information regarding impaired loans follows:

	2003	2002

Year end loans with no allowance for loan losses allocated	$ 3,614,000	$ -
Year end loans with allowance for loan losses allocated	3,480,000	13,516,000
Total impaired loans	$ 7,094,000	$13,516,000

Amount of allowance allocated to these loans	$ 1,315,000	$ 1,692,000

Average balance of impaired loans during the year	10,803,000	2,181,000

Cash basis interest income recognized during impairment	218,000	-
Interest income recognized during impairment	236,000	-

Nonperforming loans were as follows:

Loans past due over 90 days still on accrual status	-	76,000
Nonaccrual loans	4,659,000	7,157,000

Total nonperforming loans	$ 4,659,000	$ 7,233,000

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

(Continued)

39.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 4 - LOANS, NET (Continued)

In May of 2002, the Company's Audit Committee identified certain loans that were made by a former employee of the Bank that were unauthorized and fraudulently conveyed or otherwise made without properly following the Company's lending policies and procedures. Substantially all of these loans, totaling approximately $9.6 million, were made in the Company's fiscal year 2002.

Management believes these loans are primarily collateral dependent. Accordingly, at June 30, 2002, the Company considered all of these loans impaired, placed the loans on non-accrual and recorded provision for loan losses of approximately $4.3 million for these loans, based on the deficiency of the estimated collateral value as compared to the outstanding balance of these loans. In addition, during year ended June 30, 2002, the Company charged off approximately $3.3 million of these loans.

As of June 30, 2003 and 2002, the outstanding balance of these loans totaled approximately $2.6 and $6.3 million. As of June 30, 2003 and 2002, management allocated a specific allowance allocation of approximately $0 and $1.0 million for these loans. The Company is vigorously working with legal counsel and regulatory and federal authorities to pursue all available avenues for collection including the repossession of substantial assets. The estimated fair value less selling costs for these assets has been considered in management's determination of the allowance for loan losses. During the year ended June 30, 2003, the Company received bond claims of $1.5 million, stemming from the unauthorized and fraudulent loan activity by the former employee. As previously announced by the Company, this former employee pleaded guilty to charges of bank fraud stemming from his involvement in making these loans.

Also, as of June 30, 2003 and 2002, approximately $4.5 million and $7.8 million of additional loans, exclusive of the aforementioned unauthorized and fraudulent loans, were classified as impaired because of unauthorized lending activities, credit quality concerns and loan documentation issues, primarily attributable to the actions of the former employee involved in the bank fraud. As of June 30, 2003 and 2002, the Company has specific allowance for loan losses allocations on these additional impaired loans of approximately $1.3 million and $670,000.

(Continued)

40.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation and amortization consisted of the following:

	June 30,
	2003	2002

Land	$ 176,834	$ 121,787
Office buildings	1,764,097	1,710,133
Leasehold improvements	71,481	70,731
Furniture and equipment	870,633	855,371
	2,883,045	2,758,022
Less: Accumulated depreciation and amortization	(977,514)	(881,454)

Property and equipment, net	$1,905,531	$1,876,568

NOTE 6 - DEPOSITS

Deposits consisted of the following:

	June 30,
	2003		2002
	Amount	Percent of Total	Amount	Percent of Total

NOW and money market accounts	$ 9,247,539	12.4%	$ 9,805,818	10.7%
Passbook accounts	12,912,918	17.3	13,511,129	14.8
Certificates of deposit and
IRA accounts	52,401,190	70.3	68,256,143	74.5

Total	$74,561,647	100.0%	$91,573,090	100.0%

The aggregate amount of certificates of deposit and IRA accounts with a minimum denomination of $100,000 was approximately $9,389,000 and $24,957,000 at June 30, 2003 and 2002, respectively.

(Continued)

41.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 6 - DEPOSITS (Continued)

At June 30, 2003, scheduled maturities of certificates of deposit and IRA accounts for the years ending June 30, are as follows:

2004	$ 18,727,988
2005	24,888,266
2006	4,478,831
2007	4,306,105

Totals	$ 52,401,190

Deposits from executive officers, directors, and their affiliates totaled approximately $1,226,000 and $1,305,000 at June 30, 2003 and 2002 respectively.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances consist of the following at June 30:

	2003	2002
Fixed rate advances with interest rates ranging from 3.4% to 7.3%, maturing December 2003 to January 2012	$ 23,000,000	$ 23,000,000
Variable rate advances with interest rates ranging from 4.9% to 6.7%, maturing July 2005 to December 2010	12,550,000	13,000,000

Total	$ 35,550,000	$ 36,000,000

The advances are required to be repaid in the years ending June 30, as follows:

2004	$ 2,450,000
2005	3,450,000
2006	3,450,000
2007	4,450,000
2008	150,000
Thereafter	21,600,000

$35,550,000

At June 30, 2003, the advances are collateralized by all qualifying mortgage loans totaling $26,686,000, investment securities with a carrying value of $23,981,000 and deposits at the Federal Home Loan Bank of $4,400,000.

(Continued)

42.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 8 - INCOME TAXES

Income taxes consist of the following:

	Years Ended June 30,
	2003	2002
Current:
Federal	$ (277,377)	$ (1,299,990)
State	-	-
	(277,377)	(1,299,990)
Deferred	2,903	(998,477)

Total income tax benefit	$ (274,474)	$ (2,298,467)

The provision for income taxes differs from the expected amounts (computed by applying the federal statutory corporate income tax rate of 34% to income before income taxes) as follows:

	Years Ended June 30,
	2003	2002

Computed statutory tax provision	$(227,073)	$(1,942,161)
State income taxes, net of federal income tax benefit	(35,397)	(319,024)
Non-deductible portion of ESOP contributions	5,584	7,984
Tax-exempt interest	(12,206)	(12,041)
Tax-exempt insurance benefit	-	(33,488)
Other, net	(5,382)	263

	$(274,474)	$(2,298,467)

Effective tax rate	41.1%	40.2%

(Continued)

43.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 8 - INCOME TAXES (Continued)

The components of the net deferred tax asset at June 30, 2003 and 2002 were as follows:

	June 30,
	2003	2002
Deferred tax asset (liabilities):
Other asset write downs	$ 210,559	$ 37,764
Deferred loan costs	11,114	(5,942)
State tax NOL carryforward, net of federal effect	197,498	170,483
Allowance for loan losses	666,740	911,072
Depreciation and amortization	13,207	11,934
Net unrealized (appreciation)/depreciation of available for sale securities	(48,627)	(52,074)
Originated mortgage servicing rights	(90,088)	(94,916)
Accrued benefits	113,335	79,069
Federal Home Loan Bank stock dividend	(18,753)	-
Other, net	15,247	12,298

Net deferred tax asset	$1,070,232	$1,069,688

Based on Management's projections of future taxable income, no valuation allowance has been recorded for the net deferred tax asset.

Federal income tax laws provided savings associations with additional bad debt deductions through 1987, totaling $875,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $298,500 at June 30, 2003 and 2002. If the Bank were liquidated or otherwise ceased to be a savings association or if tax laws were to change, the $298,500 would be recorded as expense.

(Continued)

44.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 9 -BENEFIT PLANS

Defined Contribution Plan:

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Substantially all employees of the Company are eligible to participate in the plan. Under the plan, the Company matches a percentage of participating employee contributions and may also provide an additional annual discretionary contribution. Plan expense for the years ended June 30, 2003 and 2002 was $7,476 and $8,113.

Employee Stock Ownership Plan:

The Company has an ESOP for the benefit of employees who meet certain eligibility requirements including having completed 1,000 hours of credited service within a twelve-month period. The ESOP trust originally acquired shares of Sobieski's common stock with proceeds from a loan from Sobieski. The Bank makes cash contributions to the ESOP on a semi-annual basis in amounts sufficient to enable the ESOP trustee to make its required debt service payments to Sobieski.

The promissory note payable to Sobieski by the ESOP bears interest at 7.78% with interest and principal payments due in twenty-four (24) consecutive semi-annual installments on the last day of June and December continuing until December 31, 2006. The note is collateralized by the unallocated shares of the Company's common stock held by the ESOP.

As the ESOP promissory note is repaid, shares of the Company's common stock are released from collateral and allocated to qualified ESOP participants based on the proportion of debt service paid during the period to total debt service. Sobieski accounts for the ESOP in accordance with AICPA Statement of Position 93-6. Accordingly, the unallocated shares pledged as collateral are reported as a reduction of stockholders' equity in the consolidated statements of financial condition. As shares are committed for release from collateral, the Company records expense equal to the average market value of the released shares, and the released shares become outstanding for earnings per common share computations. ESOP expense was $74,846 and $85,319 for the years ended June 30, 2003 and 2002. For the years ended June 30, 2003 and 2002, participants withdrew 1,824 and 1,266 allocated shares from the plan.

(Continued)

45.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 9 -BENEFIT PLANS (Continued)

Following is a summary of shares held by the ESOP trust as of June 30:

	2003	2002

Allocated shares	53,226	49,208
Unallocated shares	17,758	23,600

Total ESOP shares	70,984	72,808

Fair value of unallocated shares at year end	$230,854	$318,364
Supplemental Retirement Plans:

Effective July 1, 1998, the Company established supplemental retirement plans for its directors and certain of its officers. These plans generally provide for the payment of supplemental retirement benefits over a period of ten (10) years, beginning with the later of (a) the officer's or director's attainment of a specified retirement age; or (b) upon termination of the officer's employment or the director's termination as a member of the Board of Directors subject to certain vesting conditions with payments to be made at the specified retirement age. The Company has established a liability in the amount of the present value of vested officer and director benefits under these plans. The Company also maintains life insurance contracts on the officers and directors. Compensation expense (income) associated with these supplemental retirement plans aggregated $(4,037) and $64,222 for the years ended June 30, 2003 and 2002.

Recognition and Retention Plan (RRP):

Under the RRP, an aggregate of 38,640 shares of Company's common stock have been reserved for awarding to directors, officers and employees. Awards of common stock granted under the RRP vest in five equal annual installments beginning on the first anniversary of the date of award and are subject to forfeiture in the event the recipient terminates employment with the Company for any reason other than death or disability. RRP shares become free of all restrictions and are distributed to recipients on the date on which they vest. As of June 30, 2003 and 2002, an aggregate of 35,602 and 29,602 shares of Company's common stock, with a market value of $445,272 and $364,332 at the respective dates of grant, have been awarded under the RRP. Expense recognized for the years ended June 30, 2003 and 2002 related to the award of RRP shares was $21,343 and $26,042.

(Continued)

46.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 9 - BENEFIT PLANS (Continued)

Stock Option Plan:

Pursuant to the Stock Option Plan, an aggregate of 96,600 shares of the Company's common stock have been reserved for the granting of stock options and Stock Appreciation Rights (SARs) to the Company's directors, officers and employees. Incentive and non-qualified stock options may be granted under the Stock Option Plan at exercise prices of not less than the fair market value of the Company's common stock at the date of grant, become exercisable at the rate of 20% per year commencing on the first anniversary of the date of grant and have terms not exceeding ten years. At June 30, 2003 and 2002, no SARs had been granted.

The following is a summary of the activity with respect to the Stock Option Plan for the two years ended June 30, 2003.

	Number of Shares	Weighted-Average Exercise Price Per Share

Outstanding, July 1, 2001	87,630	$13.07
Forfeited	(6,300)	11.15
Exercised	(4,830)	12.63

Outstanding, June 30, 2002	76,500	13.39
Forfeited	(2,200)	11.63

Outstanding, June 30, 2003	74,300	13.44

Options outstanding and exercisable at June 30, 2003 were as follows:

	Outstanding			Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price	Weighted Average Fair Value of Grants

$10.625	4,500	7.01	1,800	$10.625	$2.80
11.625	6,500	6.33	2800	11.625	2.07
12.500	19,320	3.18	19,320	12.500	3.81
12.625	27,650	2.32	27,650	12.625	3.58
13.125	4,830	5.56	3,864	13.125	3.70
18.125	7,500	4.33	7,500	18.125	5.43
21.250	4,000	4.73	4,000	21.250	6.18

	74,300		66,934	$13.654

(Continued)

47.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 10 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of June 30, 2003, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios.

The following are details of the Bank's regulatory capital position and the related capital requirements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of June 30, 2003
Risk-Based Capital
(to Risk-Weighted Assets)	$7,208	11.08%	$5,202	8.0%	$6,503	10.0%
Tier I Capital
(to Risk-Weighted Assets)	6,382	9.81	2,601	4.0	3,902	6.0
Tier I Capital
(to Adjusted Assets)	6,382	5.36	4,761	4.0	5,952	5.0
Tier I Capital
(to Tangible Assets)	6,382	5.36	3,571	3.0	N/A	N/A

As of June 30, 2002
Risk-Based Capital
(to Risk-Weighted Assets)	$6,760	8.63%	$6,268	8.0%	$7,835	10.0%
Tier I Capital
(to Risk-Weighted Assets)	5,762	7.35	3,134	4.0	4,701	6.0
Tier I Capital
(to Adjusted Assets)	5,762	4.22	5,461	4.0	6,858	5.0
Tier I Capital
(to Tangible Assets)	5,762	4.22	4,096	3.0	N/A	N/A

(Continued)

48.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 10 - REGULATORY MATTERS (Continued)

The Qualified Thrift Lender (QTL) test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.

Under OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. For example, a thrift which is given one of the two highest examination ratings and has "capital" equal to its fully phased-in regulatory capital requirements (a tier 1 institution) could make capital distributions in any year of 100% of its retained net income for the calendar year-to-date period plus net income for the previous two calendar years (less any dividends previously paid) as long as the thrift would remain "well capitalized", following the proposed distribution. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distribution. At June 30, 2003, none of the Bank's retained earnings were available for distribution to the Company, without obtaining prior regulatory approval. Thus, without such regulatory approval, cash dividends to the Company's shareholders are limited as of June 30, 2003 to funds available at Sobieski Bancorp, Inc. (parent company).

The Bank established a liquidation account of approximately $5,800,000, which is equal to its total net worth as of the date of the latest audited balance sheet appearing in the final conversion prospectus for the Company's stock offering related to converting from a mutual to a stock ownership structure. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that reduce stockholders' equity below the required liquidation account balance.

On October 21, 2002, the Company announced that a moratorium on granting new commercial loans had been instituted on the Bank as a result of a directive from the Office of Thrift Supervision (OTS). Accordingly, the Bank may not grant new commercial loans until further notice from the OTS; however, it may fund commercial loan commitments and renew commercial loans in existence at the time of the issuance of the OTS directive.

(Continued)

49.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

On February 5, 2003, the OTS notified the Bank that based on the preliminary findings of its September 9, 2002 examination of the Bank, the OTS deemed the Bank to be in "troubled condition", primarily as a result of concerns associated with the unauthorized and fraudulent loans made by a former employee. As a result, until further notice from the OTS, the Bank will be restricted significantly in its asset growth, will be subject to paying an increased deposit insurance premium and be subject to other regulatory restrictions.

On May 12, 2003, the Bank entered into a supervisory agreement (the "Supervisory Agreement") with the OTS requiring the Bank to take a number of actions and imposing a number of restrictions on the Bank's business activities. Actions the Bank is required to take include the following: (i) develop and submit to the OTS for its non-objection a two-year business plan; (ii) adopt and submit to the OTS a plan for improving internal controls consistent with the recommendations of the outside accounting firm previously engaged by the Company to review its internal controls; (iii) develop and submit to the OTS for non-objection a comprehensive internal audit program; (iv) develop and submit to the OTS a plan for reducing the level of nonperforming, classified and special mention assets as well as a plan to eliminate the basis of criticism of assets or aggregate lending relationships in excess of $250,000 criticized as "doubtful," substandard" or "special mention"; and (v) the adoption of new and/or the revision of existing policies and procedures in several other areas intended to ensure proper accounting and reporting and regulatory compliance, including reporting of classified assets, loans to one borrower, non-accrual loans, past due loans, loan documentation, internal asset review, allowance for loan losses, and interest rate risk.

Restrictions on the Bank's business activities imposed by the Supervisory Agreement include the following: (i) the continuation of the moratorium described above on making new commercial loans; (ii) a prohibition on the acceptance, renewal or rollover of brokered deposits without prior OTS approval: (iii) a prohibition on increasing the Bank's total assets during any quarter in excess of an amount equal to net interest credited on deposit liabilities during the quarter until the Bank's two-year business plan has been approved by the OTS; (iv) a prohibition on capital distributions (including the payment of dividends to the Company) without prior OTS approval; and (v) other operating restrictions, including a requirement that the Bank obtain OTS approval prior to entering into any employment contract with any senior executive officer or director or any third party contract for services that will occur outside the normal course of business and file a notice with the OTS (to which the OTS could object) prior to adding or replacing a director or hiring a senior executive officer or significantly changing the responsibilities of any senior executive officer.

The Bank will be subject to the Supervisory Agreement until notified otherwise by the OTS. It is therefore unknown for how long the Bank will be subject to the Supervisory Agreement. The Bank has made all submissions to the OTS required to have been made to date.

(Continued)

50.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial position or results of operations.

The Company is a party to loan commitments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The loan commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the parties to the loan commitments is represented by the contractual dollar amounts of those commitments which generally have variable interest rates ($12.5 million and $9.8 million at June 30, 2003 and 2002, respectively). The Company uses the same credit policies in making loan commitments as it does for on-balance-sheet instruments.

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held consists primarily of the real estate being financed.

During the year ended June 30, 2002, the Company made a 14.691% investment in a limited partnership formed to construct, own and manage an affordable housing project. The Company is one of five investors. As of June 30, 2003, the Company had invested $250,000 and recorded an adjustment to decrease the original investment by $20,800. The Company receives its pro-rata share of the tax credits of the partnership. In addition, the Company has a commitment to make a $250,000 second mortgage loan to the partnership as the funds are needed to construct the project. As of June 30, 2003, no funds had been advanced on this loan.

(Continued)

51.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments as of June 30 are as follows:

	2 0 0 3		2 0 0 2
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$13,502,126	$13,502,126	$ 6,033,199	$ 6,033,199
Certificates of deposit in
other financial institutions	-	-	594,000	594,000
Securities available for sale	20,520,012	20,520,012	19,232,280	19,232,280
Securities held to maturity	4,600,194	4,794,210	6,961,341	7,057,158
Other securities	1,925,183	1,925,183	1,900,383	1,900,383
Loans held for sale	1,402,005	1,432,620	46,714	49,403
Loans, net	70,831,426	73,268,027	96,399,833	98,440,107
Accrued interest receivable	686,183	686,183	736,685	736,685

Liabilities:
Deposits	74,561,647	76,707,000	91,573,090	92,758,000
Federal Home Loan
Bank advances	35,550,000	38,106,000	36,000,000	36,333,000
Advances from borrowers
for taxes and insurance	184,570	184,570	304,200	304,200
Accrued interest payable	151,725	151,725	228,262	228,262

The following methods and assumptions were used to estimate the fair value of the Company's financial instruments.

Cash and Cash Equivalents, Certificates of Deposit in Other Financial Institutions, Other Securities, Advances from Borrowers for Taxes and Insurance and Accrued Interest: The carrying amounts of cash and cash equivalents, certificates of deposit in other financial institutions, other securities, advances from borrowers for taxes and insurance and accrued interest are reasonable estimates of their respective fair values.

Securities Available for Sale and Securities Held to Maturity: Estimated fair values of securities available for sale and securities held to maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

(Continued)

52.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Loans Held For Sale: The estimated fair value of loans held for sale is based on market quotes.

Loans, Net: Fair values are estimated for portfolios with similar financial characteristics. Loans are segregated by type, such as residential mortgages, nonresidential mortgages, commercial and consumer loans. Each loan category is further segmented into fixed and variable interest categories, with residential mortgage loans (the Company's largest category) further segregated by similar note rates and maturities. Future cash flows of these loans are discounted using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

Deposits: The estimated fair value of passbook, money market accounts and negotiable orders of withdrawal are based on their carrying amount. Certificates of deposit and IRA accounts are segregated by original and remaining term and estimated future cash flows are discounted using rates currently offered for certificate and IRA accounts of similar remaining maturity.

Federal Home Loan Bank Advances: The estimated fair values of Federal Home Loan Bank advances are determined by discounting the future cash flows of outstanding advances using rates currently available on advances from the Federal Home Loan Bank of Indianapolis with similar characteristics.

Other Financial Instruments and Loan Commitments: The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant for this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at June 30, 2003 and 2002, the estimated fair values would necessarily have been achieved at those dates, since market values may differ depending on various circumstances. The estimated fair values at June 30, 2003 and 2002 should not necessarily be considered to apply at subsequent dates.

(Continued)

53.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 13 - PARENT COMPANY FINANCIAL INFORMATION

Sobieski Bancorp, Inc.'s statements of financial condition at June 30, 2003 and 2002, and its related statements of operations and cash flows for the years ended June 30, 2003 and 2002 are as follows:

STATEMENTS OF FINANCIAL CONDITION
June 30, 2003 and 2002

	2003	2002
ASSETS
Cash and cash equivalents	$ 114,919	$1,384,359
Other securities	9,883	9,883
Loans	801,611	1,156,209
Note receivable from subsidiary	260,182	289,800
Investment in subsidiary	7,439,563	6,422,456
Land held for sale	53,896	53,896
Other assets	534,495	419,287

Total assets	$9,214,549	$9,735,890

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities - Accrued expenses and other liabilities	$ 101,922	103,160

Stockholders' equity	9,112,627	9,632,730

Total liabilities and stockholders' equity	$9,214,549	$9,735,890

(Continued)

54.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 13 - PARENT COMPANY FINANCIAL INFORMATION (Continued)

STATEMENTS OF OPERATIONS
Years ended June 30, 2003 and 2002

	2003	2002
Income
Interest income on loans	$ 74,679	$ 119,910
Interest income on investments	6,175	29,098
Gain on sale of securities	-	24,541
Dividends received from subsidiary	-	498,000
Interest on note receivable from subsidiary	21,294	26,304
Total income	102,148	697,853

Expenses
Compensation and benefits	72,090	104,393
Occupancy and equipment	6,088	6,000
Professional fees	47,597	15,783
Interest on note payable to subsidiary	-	11,071
Other operating expenses	80,029	47,305
Total expenses	205,804	184,552

Income (loss) before income taxes and excess distributed loss of subsidiary	(103,656)	513,301

Income tax expense (benefit)	(51,514)	7,519

Income (loss) before excess distributed loss of subsidiary	(52,142)	505,782

Excess distributed loss of subsidiary	(341,247)	(3,919,553)

Net loss	$(393,389)	$(3,413,771)

(Continued)

55.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002

NOTE 13 - PARENT COMPANY FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS
Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities
Net loss	$ (393,389)	$(3,413,771)
Adjustments to reconcile net loss to net
cash from operating activities
Excess distributed net loss of subsidiary	341,247	3,919,553
Gain on sale of securities	-	(24,541)
Net change in other assets	(129,690)	(275,020)
Net change in accrued expenses
and other liabilities	(1,238)	(9,870)
Net cash from operating activities	(183,070)	196,351

Cash flows from investing activities
Proceeds from sale of securities	-	484,307
Capital investment in subsidiary	(1,250,000)	-
Payments received on note receivable from subsidiary	29,618	64,400
Net change in loans	354,598	746,700
Net cash from investing activities	(865,784)	1,295,407

Cash flows from financing activities
Payments on note payable to subsidiary	-	(391,783)
Proceeds from exercise of stock options	-	61,003
Purchase of treasury stock	(300)	(72,474)
Cash dividends	(220,286)	(208,703)
Net cash from financing activities	(220,586)	(611,957)

Net change in cash and cash equivalents	(1,269,440)	879,801

Cash and cash equivalents at beginning of year	1,384,359	504,558

Cash and cash equivalents at end of year	$ 114,919	$ 1,384,359

(Continued)

56.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 2:00 p.m., South Bend, Indiana, time on October 20, 2003 at the Blue Heron at Blackthorn Conference Center, located at 5440 Nimtz Parkway, South Bend, IN.

STOCK LISTING

Sobieski Bancorp, Inc. common stock is traded on the NASDAQ System under the symbol "SOBI".

MARKET AND DIVIDEND INFORMATION

The following table sets forth the per share price range of the Company's common stock and dividends paid for each quarter of fiscal 2003 and 2002. The prices reflect interdealer quotations without retail markup, markdown or commissions, and do not necessarily reflect actual transactions.

	2 0 0 3			2 0 0 2
	High	Low	Dividends	High	Low	Dividends

First Quarter	$14.06	$10.96	$0.085	$15.00	$12.51	$0.080
Second Quarter	13.99	11.00	0.085	13.89	12.75	0.080
Third Quarter	13.80	12.45	0.085	15.10	13.45	0.080
Fourth Quarter	13.64	12.73	0.085	16.80	13.10	0.085

The Company's ability to pay cash dividends to stockholders is substantially dependent on the dividend payments it receives from the Bank. For a discussion of the regulatory restrictions on the ability of the Bank to pay dividends to the Company, see Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources and Note 10 to the Notes to Consolidated Financial Statements included in this Annual Report.

At August 6, 2003, there were 671,062 shares of Sobieski Bancorp, Inc. common stock issued and outstanding and there were approximately 293 holders of record.

STOCKHOLDER AND GENERAL INQUIRIES	TRANSFER AGENT

Steven C. Watts President and Chief Executive Officer Sobieski Bancorp, Inc. 2930 W. Cleveland Road South Bend, Indiana 46628 (574) 271-8300	Registrar and Transfer Co. 10 Commerce Drive Cranford, NJ 07016

ANNUAL AND OTHER REPORTS

A copy of Sobieski Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended June 30, 2003, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Steven C. Watts, President and Chief Executive Officer, Sobieski Bancorp, Inc., 2930 W. Cleveland Road, South Bend, Indiana (574) 271-8300.

57.

Next Page

SOBIESKI BANCORP, INC. AND SUBSIDIARY
CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

2930 W. Cleveland Road
South Bend, Indiana 46628
Telephone: (574) 271-8300
Fax: (574) 271-3269

BOARD OF DIRECTORS
Robert J. Urbanski Retired President of TransTech Electric Co. and Chairman of the Board of Sobieski Bancorp, Inc. and Sobieski Bank	Joseph F. Nagy Auditor, St. Joseph County

Thomas F. Gruber Former President and Chief Executive Officer of Sobieski Bancorp, Inc. and Sobieski Bank	Leonard J. Dobosiewicz Maintenance Professional
Joseph A. Gorny Business Owner	Richard J. Cullar Certified Public Accountant

EXECUTIVE OFFICERS
Steven C. Watts President and Chief Executive Officer	Gregory J. Matthews Senior Vice President Chief Operating Officer & Acting Chief Financial Officer

INDEPENDENT AUDITORS	GENERAL COUNSEL	SPECIAL COUNSEL
Crowe Chizek and Company LLC 330 East Jefferson Blvd. South Bend, Indiana 46624	Kenneth Fedder, Esq. 53600 N. Ironwood South Bend, Indiana 46635	Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Avenue, NW Washington, DC 20007

58.

Next Page